UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Verb Technology Company, Inc.
(Name of Issuer)
Common Stock, $0.0001 Per Share
(Title of Class of Securities)
92337U302
(CUSIP Number)
November 12, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
 Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Corsair Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 45,066

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 45,066
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,066
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Corsair Capital Partners 100, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 6,661

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 6,661

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,661
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Corsair Capital Investors, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 1,903

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 1,903

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS Corsair Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 53,630

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 53,630

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,630
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IA; PN

1.	NAMES OF REPORTING PERSONS Jay Petschek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 53,630

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 53,630

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,630
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Steven Major
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 53,630

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 53,630

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,630
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

This statement was filed with respect to the common stock of Verb Technology Company, Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of November 15, 2024.

Item 1.
(a)	Name of Issuer: Verb Technology Company, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3024 Sierra Juniper Court Las Vegas, Nevada 89138 United States

Item 2.
(a)
Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•    Corsair Capital Partners, L.P. (“Corsair Capital”)
•    Corsair Capital Partners 100, L.P. (“Corsair 100”)
•    Corsair Capital Investors, Ltd (“Corsair Investors”)
•    Corsair Capital Management, L.P. (“Corsair Management”)
•    Jay R. Petschek (“Mr. Petschek”) and
•    Steven Major (“Mr. Major”)

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

(b)
Address of the Principal Office or, if none, residence
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 87 Sheldrake Rd. Scarsdale, NY 10583.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.

(c)
Citizenship
Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Investors is an exempted company formed under the laws of the Cayman Islands.  Each of Mr. Petschek and Mr. Major is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number 92337U302

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.  Ownership.

(a)
Amount beneficially owned: Collectively, the Reporting Persons beneficially own 53,630 shares of Common Stock.
•    Corsair Capital individually owns 45,066 shares of Common Stock.
•    Corsair 100 individually owns 6,661 shares of Common Stock.
•    Corsair Investors individually owns 1,903 shares of Common Stock.
•    Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair Investors may be deemed to beneficially own 53,630 shares of Common Stock.

•    Mr. Petschek, as a controlling person of Corsair Management, may be  deemed to individually beneficially own 53,630 shares of Common Stock.
•    Mr. Major, as a controlling person of Corsair Management, may be deemed to individually beneficially own 53,630 shares of Common Stock.

(b)
Percent of class: Collectively, as of November 15, 2024 the Reporting Persons may be deemed to have beneficially owned 53,630 shares of Common Stock representing 5.4% of all the outstanding shares of Common Stock. The foregoing percentage is based on 993,071 shares of Common Stock outstanding as of November 1, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed November 5, 2024.

Corsair Capital’s individual ownership of 45,066 shares of Common Stock represents 4.5% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 6,661 shares of Common Stock represents 0.7% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 1,903 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 53,630 shares of Common Stock represents 5.4% of all the outstanding shares of Common Stock.

The 53,630 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 5.4% of all the outstanding shares of Common Stock.

The 53,630 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 5.4% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote shares of Common Stock Not Applicable

(ii)
Shared power to vote or to direct the vote.

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 45,066 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for  6,661 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 1,903 shares of common Stock owned by Corsair Investors.

	(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock Not Applicable

(iv)
Shared power to dispose or to direct the disposition of:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 45,066 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 6,661 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 1,903 shares of common Stock owned by Corsair Investors.

Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
See Exhibit A and Exhibit B of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 16, 2024.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2024
CORSAIR CAPITAL PARTNERS, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:	Corsair Capital Management, L.P.,
Attorney-in-Fact
By:	Corsair Capital Management GP, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By:	Corsair Capital Management GP, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major